Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges is as follows:

	Years Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges	3.46	2.58	2.62	1.38	1.35